03032571

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

October 6, 2003

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED SUPPL
OCT 09 2003
THOMSON FINANCIAL

03 OCT -8 AM 7:21

Re: Nintendo Co. Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

We are furnishing the following documents on behalf of our client, Nintendo Co. Ltd., a corporation incorporated under the laws of Japan (the "Company") pursuant to Rule 12g3-2(b) of the Exchange Act.

Please find attached the following Company documents:

1) Report as to Acquisition of its own Shares by the Company;
2) Notice of Financial Forecast Modifications; and
3) Nintendo GameCube Sales

In the event of any questions or requests for additional information please do not hesitate to contact the undersigned at (206) 264-3799, Evelyn Cruz Sroufe at (206) 583-8502 or Amy E. Weaver at (206) 287-3319.

Very truly yours,

PERKINS COIE LLP

dlw 10/8

Sarah Akhtar

Sarah E. Akhtar

Enclosures

(Summary Translation)

October 1, 2003

03 OCT -8 AM 7:21

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:

Acquisition term: September 1, 2003 through September 30, 2003
Number of shares acquired: None
Acquisition amount: N/A

As of September 30, 2003:

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares

To whom it may concern

(Summary translation)
October 3, 2003

Nintendo Co., Ltd.
Yoshihiro Mori
Sr. Managing Director & GM
Corporate Analysis & Administration Division

Notice of Financial Forecast Modifications

In light of the most recent situations of our operations, we modify the financial forecast that we made on May 22, 2003 as follows:

1. Modifications of non-consolidated semi-annual financial forecast (April 1-September 30, 2

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	180,000	18,000	10,000
Modified Forecast(B)	170,000	-7,000	-4,000
Net Increase/Decrease(B-A)	-10,000	-25,000	-14,000
Percentage of Increase/Decrease (%)	-5.6	—	—
Actual Result of the Six Months Ended in September 2002	223,933	19,628	16,464

2. Modifications of consolidated semi-annual financial forecast (April 1-September 30, 2003)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	230,000	25,000	15,000
Modified Forecast(B)	210,000	-7,000	-3,000
Net Increase/Decrease(B-A)	(20,000)	(32,000)	(18,000)
Percentage of Increase/Decrease (%)	-8.7	—	—
Actual Result of the Six Months Ended in September 2002	208,002	8,416	18,974

3. Modifications of non-consolidated annual financial forecast (April 1,2003-March 31, 2004)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	410,000	80,000	45,000
Modified Forecast(B)	390,000	65,000	40,000
Net Increase/Decrease(B-A)	(20,000)	(15,000)	(5,000)

Actual Result for the Fiscal Year Ended in March 2003	482,162	97,969	61,157

Note: Forecast of earnings per share (full-year): 297.94 yen

4. Modifications of consolidated annual financial forecast (April 1,2003-March 31, 2004)

(Unit: millions of yen unless specified)

	Sales	Recurring Profit	Net Profit
Previous Forecast(A)	550,000	110,000	65,000
Modified Forecast(B)	550,000	95,000	60,000
Net Increase/Decrease(B-A)	—	(15,000)	(5,000)
Percentage of Increase/Decrease (%)	—	-13.6	-7.7
Actual Result for the Fiscal Year Ended in March 2003	504,135	95,040	67,267

Note: Forecast of earnings per share (full-year): 447.54 yen

5. Reason

Due to the increase of foreign exchange loss (around 40 billion yen on both non-consolida consolidated basis) caused by yen appreciation and other factors, recurring profit and net semi-annual period through September 2003 is expected to be lower than the previous forecas

In addition to the modification of semi-annual period forecast, assumption of exchange rat was reviewed. As a result, the full-year forecast is now modified as described above.

Note to the forecast

Forecast shown on this sheet was prepared based on the information available at present, actual result may vary because of the risks and uncertain elements involved.

(Summary Translation)

October 3, 2003

To whom it may concern

Nintendo Co., Ltd.

Nintendo GameCube Sales

Nintendo Co., Ltd. will distribute its GameCube hardware at more affordable 14,000 yen (without tax) effective on October 17, 2003.

Enjoy Plus Pack, which contains GameCube hardware and Game Boy Player, will be sold with Memory Card 251 (individual suggested retail price at 2,000 yen) at 19,800 yen (without tax) effective on October 10, 2003.

Furthermore, for game software for GameCube mainly priced at 6,800 yen (without tax), Mario Kart: Double Dash!! (will be on sale on November 7), Pokémon Colosseum (on sale on November 21) and Mario Party 5 (on sale on November 28), which are major titles for this Holiday season, will be priced at 5,800 yen (without tax), and Donkey Konga (on sale on December 12) will be sold at 6,800 yen (without tax) with "Taru Konga".

Nintendo Co., Ltd. strives for more diffusion of GameCube with these mentioned above.